As filed with the Securities and Exchange Commission on May 17, 2023 Registration No. 333-7480

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES

INDUSTRIAS BACHOCO S.A.B. de C.V.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

UNITED MEXICAN STATES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

(check appropriate box)

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated. Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15 and 16
(iii) The procedure for collection and distribution of dividends	Articles number 12, 14 and 15
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 15 and 16
(v) The sale or exercise of rights	Article number 13
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 13 and 18

3. Fees and Charges	Articles number 7

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of September 26, 2006 among Industrias Bachoco S.A.B.de C.V., The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Previously filed.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities being registered. – Previously filed.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the ADRs, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 17, 2023.

Legal entity created by the agreement for the issuance of American Depositary Shares representing Series B shares of Industrias Bachoco S.A.B. de C.V.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Lance Miller
	Name:	Lance Miller
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, Indutrias Bachoco S.A.B. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the United Mexican States, on May 17, 2023.

INDUSTRIAS BACHOCO S.A.B. de C.V.

By:	/s/ Daniel Salazar Ferrer
Name:	Daniel Salazar Ferrer
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 17, 2023.

/s/ Ernesto Salmon Castelo		Chief Executive Officer
Ernesto Salmon Castelo		(principal executive officer)

/s/ Daniel Salazar Ferrer		Chief Financial Officer
Daniel Salazar Ferrer		(principal financial and accounting officer)

/s/ Francisco Javier R. Bours Castelo		Chairman of the Board and Proprietary Shareholder
Francisco Javier R. Bours Castelo		Director

Proprietary Shareholder Director
Jose Gerardo Robinson Bours Casetlo

/s/ Jesus Enrique Robinson Bours Muñoz		Proprietary Shareholder Director
Jesus Enrique Robinson Bours Muñoz

Proprietary Shareholder Director
Jesus Rodolfo Robinson Bours Muñoz

Proprietary Shareholder Director
Arturo Bours Griffith

Proprietary Shareholder Director
Octavio Robinson Bours

/s/ Ricardo Aguirre Bours		Proprietary Shareholder Director
Ricardo Aguirre Bours

/s/ Juan Salvador Robinson Bours Martinez		Proprietary Shareholder Director
Juan Salvador Robinson Bours Martinez

/s/ Avelino Fernandez Salido		Independent Director
Avelino Fernandez Salido

/s/ Humberto Schwarzbeck Noriega		Independent Director
Humberto Schwarzbeck Noriega

/s/ Guillermo Ochoa Maciel		Independent Director
Guillermo Ochoa Maciel

/s/ David Gastelum Cazares		Independent Director
David Gastelum Cazares

PUGLISI & ASSOCIATES		Authorized Representative in the United States

By:	/s/ Donald J. Puglisi
Name	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certification under Rule 466.